SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        Pioneer Commercial Funding Corp.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    723640108
                                   -----------
                                 (CUSIP Number)

                              Brad M. Jacobs, Esq.
                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                                 (212) 448-1100
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2002
                               -------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement  //.






                                Page 1 of 7 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Rogosin International Investment B.V. ( "Rogosin ")
  -----------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                          --
                                                      (b) / /
                                                          --


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS             / /
                                                          --
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION           Netherlands


   NUMBER      7  SOLE VOTING POWER                       -0-
     OF
               ---------------------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER              385,750 (1)
   OWNED
               ---------------------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER           -0-
 REPORTING
               ---------------------------------------------------------------
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER          385,750


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                  385,750 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.1%


14 TYPE OF REPORTING PERSON          CO


(1) Comprised of (i) 380,000 shares of Common Stock and (ii) a Warrant to purchase 5,750 shares of Common Stock at a purchase price of $2.25 per share (the "Rogosin Warrant").








                                                 Page 2 of 7 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         ICTS International N.V. ( "ICTS ")
-----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                          --
                                                      (b) / /
                                                          --


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS             / /
                                                       --
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION           Netherlands

   NUMBER      7  SOLE VOTING POWER                      -0-
     OF
               ---------------------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER            452,000 (2)
   OWNED
               ---------------------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER           -0-
 REPORTING
               ---------------------------------------------------------------
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER        452,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                   452,000 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%


14 TYPE OF REPORTING PERSON          CO


(2) Includes (i) 439,000 shares of Common Stock and (ii) a Warrant to purchase 13,000 shares of Common Stock at a price of $2.25 per share (the "ICTS Warrant").











                                                 Page 3 of 7 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Leedan Business Enterprise, Ltd. ( "Leedan ")
                         -----------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                          --
                                                      (b) / /
                                                          --


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS             / /
                                                          --
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION           Netherlands

   NUMBER      7  SOLE VOTING POWER                   1,338,570 (3)
     OF
               ---------------------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER              837,750 (4)
   OWNED
               ---------------------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER         1,338,570
 REPORTING
               ---------------------------------------------------------------
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER          837,750


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                   2,176,320 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   58%


14 TYPE OF REPORTING PERSON          CO

(3) Shares are held by Leedan through Leedan International Holdings B.V. and Leedan Systems Promotion (1003) Ltd., wholly-owned subsidiaries of Leedan.

(4) Includes the 385,750 shares of Common Stock held by Rogosin through Leedan's ownership of 43% of the parent company of Rogosin and the 452,000 shares of Common Stock held by ICTS through Leedan's ownership of 34% of ICTS.








                                                 Page 4 of 7 Pages

Item 1.  Security and Issuer.
------   -------------------

         This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Pioneer Commercial Funding Corp., a New York corporation (the "Issuer"), which has its principal executive offices located at One Rockefeller Plaza, Suite 2412, New York, New York 10020. The principal shareholder of the Issuer is Leedan, which currently beneficially owns through wholly owned subsidiaries, 35.2% of the Issuer's Common Stock. Leedan owns an additional 22.8% of the Issuer's Common Stock through the ownership of 43% of the parent company of Rogosin and 34% of ICTS. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is February 14, 2002.

         On February 14, 2002, pursuant to a private transaction (the "Private Placement"), Rogosin and ICTS respectively, purchased from the Issuer, 115,000 and 260,000 additional shares of Common Stock at a price of $2.00 per share. In addition, for participating in the Private Placement, Rogosin was issued the Rogosin Warrant and ICTS was issued the ICTS Warrant. Prior to the Reporting Date, Rogosin owned 265,000 shares of Common Stock of the Issuer, which amount represented 7.7% of the issued and outstanding Common Stock of the Issuer and ICTS owned 179,000 shares of Common Stock of the Issuer, which amount represented 4.7% of the issued and outstanding Common Stock of the Issuer.

Item 2.  Identity and Background.

         (a)  Name: Rogosin International Investment B.V.
         (b)  Address: c/o ICTS International N.V.
                             Biesboch 225, 1181 JC Amstelveen
                             The Netherlands
         (c)  Principal Business: Investment Company
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.
         (f)  Place of Organization: Netherlands

         (a)  Name: ICTS International N.V.
         (b)  Address: Biesboch 225, 1181 JC Amstelveen
                             The Netherlands
         (c)  Principal Business: Aviation Security
         (d)  Involvement in certain legal proceedings: Not Applicable
         (e)  Party to a civil proceeding: Not Applicable.
         (f)  Place of Organization: Netherlands

         (a)  Name: Leedan Business Enterprise Ltd.
         (b)  Address:     7 Yad Harutzim, 4th Fl.
                                    Industrial Zone
                                    Herzliya, Israel 46120
         (c)  Principal Business: Investment Holding Company
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.
         (f)  Place of Organization: Netherlands

Item 3.  Source of Funds

         Rogosin and ICTS respectively purchased the additional 115,000 and 260,000 shares of Common Stock in the Private Placement at a price of $2.00 per share. The shares purchased in the Private Placement were paid through working capital of Rogosin and ICTS. The Rogosin Warrant and the ICTS Warrant were issued as additional consideration for participating in the Private Placement. ICTS originally acquired 150,000 of the 179,000 shares of Common Stock which it owned prior to the Reporting Date in exchange for the conversion of $630,213 in principal amount and accrued interest under certain loans made to the Company in September, 1998. The remaining 29,000 shares were purchased in a private transaction.

Item 4.  Purpose of Transaction

         The Reporting Persons purchased the Common Stock for the purpose of investing in the Issuer. The Reporting Persons are not interested in and have no plans or proposals which would result in the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

      (a) Rogosin owns 10.1% of the outstanding shares of Common Stock of the Issuer; ICTS owns 11.9% of the outstanding shares of Common Stock of the Issuer; and Leedan owns an aggregate of 58% of the outstanding shares of Common Stock of the Issuer. Of this 58% owned by Leedan, 35.2% is owned through two subsidiaries of Leedan and the remaining 21.3% is a result of Leedan's ownership of Rogosin and ICTS.

         (b) Rogosin possesses sole power to vote and to dispose or direct the disposition of 0 shares of Common Stock and possesses shared power to vote and to dispose or direct the disposition of 385,750 shares of Common Stock. ICTS possesses sole power to vote and to dispose or direct the disposition of 0 shares of Common Stock and possesses shared power to vote and to dispose or direct the disposition of 452,000 shares of Common Stock. Leedan possesses sole power to vote and to dispose or direct the disposition of 1,338,570 shares of Common Stock and possesses shared power to vote and to dispose or direct the disposition of 837,750 shares of Common Stock.

         (c) On the Reporting Date, pursuant to the Private Placement, Rogosin and ICTS respectively, purchased from the Issuer, 115,000 and 260,000 shares of Common Stock at a price of $2.00 per share. In addition, for participating in the Private Placement, Rogosin was issued the Rogosin Warrant and ICTS was issued the ICTS Warrant.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be filed as Exhibits.
------   --------------------------------

         Not applicable.

                                                    SIGNATURES


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: March 15, 2002

                                           ROGOSIN INTERNATIONAL INVESTMENT B.V.



                                            -------------------------------

                                            BY:   M. Albert Nissim
                                               ----------------------------

                                            TITLE:   Vice President
                                                   ------------------------


                                            ICTS INTERNATIONAL N.V.


                                            -------------------------------

                                            BY:  M. Albert Nissim
                                               ----------------------------

                                            TITLE:   Secretary
                                                ----------------------------

                                            LEEDAN BUSINESS ENTERPRISE, LTD.


                                            BY:     M. Albert Nissim
                                                 ---------------------------

                                            TITLE:   General Manager
                                                   -------------------------